VIA EDGAR AND FACSIMILE

April 26th, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Jason Niethamer

Re:	Form 20-F for the Fiscal Year Ended December 31, 2006 Filed March 13, 2007 File No. 000-28584

Ladies and Gentlemen:

        Check Point Software Technologies Ltd (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated April 5th, 2007 (the “Comment Letter”). As discussed in a telephone conversation of April 10th, we mutually agreed that we would submit this response to the Comment Letter by April 26th, 2007.

        To facilitate your review of the Company’s response to the comment by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page F-8

1.	Tell us what consideration you gave to separately stating costs of revenue on the face of the consolidated statements of income related to each of the three classes of revenue (Licenses, Software subscriptions, and Support and other services) presented. We refer you to Rule 5-03 (b).2 of Regulation S-X.

        The Company has considered separately stating costs of revenues on the face of the income statement related to each of the three classes of revenues, but concluded against such presentation for the following reasons:

1.	Out of the $36 million of cost of revenues approximately $26 million, (which was comprised mainly of: Payroll ($12.4 million), Media Production ($3.6 million), Outsourced Services ($2.4 million) and Licenses ($1.7 million)), applies to all classes of revenues and no part of it could be specifically identified with any particular class. While the amount could be allocated to each class on some basis, such allocation would be arbitrary and would not provide better or more meaningful information to the users of the financial statements.

2.	Another $5.4 million of cost of revenues is related to amortization of acquired Zone Lab technology that also benefits all classes of revenues. Similar to the $26 million described in paragraph 1. above, any allocation would be arbitrary and would not provide better or more meaningful information to the users of the financial statements.

3.	The remaining $4.9 million of cost of revenues is related to hardware costs, which is directly related to license revenues, however as the amount is immaterial it was not presented separately.

        Moreover, the Company believes that any attempt to present a separate cost of revenue for each class could be misinterpreted as implying a resulting gross margin presentation which would not be meaningful given the nature of the company’s products. Revenues are a direct beneficiary of past and ongoing R&D efforts and these costs are presented on a separate line in the financial statements.

Acknowledgment

        In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +972-3-7534929 or by facsimile at +972-3-753-4940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, /s/ Eyal Desheh Eyal Desheh Executive Vice President & Chief Financial Officer

cc:	John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc.
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati, P.C.